Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: July 30, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On July 30, 2025, ReserveOne made the below communications on its LinkedIn and X accounts.

ReserveOne

R[one]

ReserveOne

Financial Services · 616 followers · 11-50 employees

✓ Following ···

Home About Posts Jobs People Insights

Overview

ReserveOne is expected to be a first-of-its-kind, publicly traded company offering secure, diversified exposure to crypto managed with the discipline of public markets. ReserveOne is expected to go public in a $1 billion merger with M3-Brigade Acquisition V Corp (NASDAQ: MBAV), aiming for a Nasdaq listing (RONE) in Q4 2025.. Disclaimer: https://reserveone.com/disclaimer

Website

https://reserveone.com

ReserveOne

R [one]

ReserveOne

Financial Services · 616 followers · 11-50 employees

✓ Following ···

Home About Posts Jobs People Insights

Overview

ReserveOne is expected to be a first-of-its-kind, publicly traded company offering secure, diversified exposure to crypto managed with the discipline of public markets. ReserveOne is expected to go public in a $1 billion merger with M3-Brigade Acquisition V Corp (NASDAQ: MBAV), aiming for a Nasdaq listing (RONE) in Q4 2025.. Disclaimer: https://reserveone.com/disclaimer

Website

https://reserveone.com

On July 30, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, made the below communications on her LinkedIn and X accounts.

On July 30, 2025, ReserveOne posted a video on its LinkedIn and X accounts, featuring Sebastian Bea, President and Head of Investment of ReserveOne.

Sebastian Bea:

Welcome to the investment desk by ReserveOne. I’m Sebastian Bea, President, COO and Head of Investments at ReserveOne and also your host here.

For those who don’t know, ReserveOne is expected to be a first of its kind, diversified, digital asset treasury. More specifically, ReserveOne is expected to list on Nasdaq in Q4 2025 in a billion dollar transaction, under the ticker RONE via an expected merger with M3 Brigade Acquisition V Corp, whose ticker today is MBAV. So, lets get into our three key topics.

Number one – a surplus of the treasury.

Number two – finding rates in bull market vibes.

And lastly, Ethereum has its birthday turning ten.

So, lets get into it on macro. Before we talk about treasury, really quickly on the Fed, there is a meeting on Wednesday. No cut is expected here. In terms of changing expectations for cuts, really need to see what they say on Wednesday and what we see on Friday with jobs.

Moving over to treasury, I almost fell out of my chair when I heard Scott Bessent on the All In Pod say that in June 2025, treasury receipts actually showed a surplus and tariff revenues were clearly helping. If you don’t know the last the treasury had a surplus, trust me, I didn’t either. Apparently per Scott, it was 2015.

So then on the pod, he went on to make what I think is a big statement about the shape and narrative of this economy – basically looking back to the 90’s greenspan type growth, which had, at the time had a deflationary tech dynamic and now looking at our current set up and saying essentially that there is a potential for a reduction here where he thinks we might be able to run the economy a little hotter without soaking inflation, because of the deflationary impacts of AI. Saying also of course, that you could get the deficit down by running the economy hotter, which then makes it easier to believe a little more in the fiscal sustainability of the U.S. government, which obviously potentially helps on the long end. This could be a big deal and we think it’s a key theme to watch from here.

Jumping into crypto, there is a lot to talk about but we want to focus on one theme here, which is clearly the bull market vibes that seems to be showing up in market internals. Specifically, what I’m referring to here is funding rates which in some places like hyper liquid – you’re starting to see funding rates pick up for XRP, Solana and Ethereum. Over here, these three.

Where those three in particular have been seeing a more pronounced increase in funding rates. Now, what are funding rates for those who haven’t heard of them? Funding rates are essentially the interest rates that’s demanded in a perpetual futures contract by the short side, to allow the long side to get long leverage. Said another way, when rates are going up it’s indicative of more speculation, so we’re seeing more short term speculation in these three, in comparison to Bitcoin and Cardano, which have seen increases in funding rates but less pronounced in comparison to XRP, Solana and ETH.

Now, before we get over to Ethereum and its big birthday coming up, also just a reminder that this week we do have this White House crypto report coming on the same day as Eth’s birthday, so that’s July 30th. It is possible that the government could give some more clarity around their intentions around the SBR (the Strategic Bitcoin Reserve) and the Digital Assets Stockpile. So, we’ll definitely be paying attention there.

Now, lastly, on Ethereum. A big birthday coming up here on July 30th. It is the 10th anniversary for Ethereum and it is rather fitting that we’re having this big moment right after the Genius Stablecoin Bill became law last week. We also think there some, um, a lack of understanding around the tie between Genius Stablecoin Bill and clarity in the Market Structure Bill. Maybe to give an analogy here, if Genius Stablecoin is the train that just got legal certainty, we now have a train that’s legal but we haven’t yet approved the tracks. The tracks of course meaning the clarity that would come from a market structure bill. So, we think it’s a certainty at some point that clarity, the market structure bill, at least needs to get passed. If it never gets passed, we don’t know but we think it’s quite likely that DC understands it needs to get passed. In terms of timing, that seems like its pushed out just a bit here. David Saks most recently mentioning that they’re looking to take a vote on clarity perhaps in October – that is a bit of push out from prior expectations of September. So, I guess the big push for Clarity Market Structure Bill comes after the Summer break. But before all that, we need to celebrate.

Again, a big day for Ethereum coming up on this Wednesday. We at ReserveOne will be celebrating. Make sure to catch us at two events. Nasdaq will have an event around 3 or 4 on July 30th. And then there will be a big celebration down in Brooklyn. Thank you to the folks at B Cap – known as Blockchain Capital – for the invitation. See you all there.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of M3-Brigade and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this report is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, PubCo, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and PubCo, expected operating costs of PubCo, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and PubCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	the risk related to how ReserveOne’s anticipated business strategy is intended to track the U.S. Strategic Bitcoin Reserve and Digital Asset Stockpile which currently does not exist, and if the U.S. Department of Treasury does not establish the U.S. Strategic Bitcoin Reserve or Digital Asset Stockpile, or if in the future the U.S. Congress or any U.S. President were to take action to dismantle any such reserve or stockpile, then ReserveOne would need to change its business plan which could materially adversely affect its financial position, operations and prospects;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against PubCo, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of PubCo;

●	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of PubCo will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of PubCo becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or PubCo filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by PubCo and M3-Brigade, and other documents filed or to be filed by M3-Brigade and PubCo from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, PubCo or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, PubCo or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, PubCo, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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